                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            (NAME OF SUBJECT COMPANY)

                               NTS PROPERTIES III

                          A GEORGIA LIMITED PARTNERSHIP

                             AT $275.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP

                          EQUITY RESOURCES GROUP, INC.
                               EGGERT DAGBJARTSSON

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                 (617) 876-4800


                            CALCULATION OF FILING FEE

========================================================================== ==================================

                         TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
                                $696,300                                                $139.26
-------------------------------------------------------------------------------------------------------------

*        FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 2,532
         UNITS AT A PURCHASE PRICE OF $275.00 PER UNIT IN THE PARTNERSHIP.

[ ]      CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING
         WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION
         STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
-------------------------------------------------------------------------------------------------------------

         AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE                         FILING PARTY:       NOT APPLICABLE
         FORM OF REGISTRATION NO.:  NOT APPLICABLE                         DATE FILED:         NOT APPLICABLE
-------------------------------------------------------------------------------------------------------------

=============================================================================================================

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by Equity Resource Lexington Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively the "Purchaser") to purchase 2,532 units (the "Units") of limited partnership interests in NTS Properties III, a Georgia limited partnership (the "Partnership"), at $275.00 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after July 18, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

ITEM 12.          EXHIBITS

            (a)(1)    Offer to Purchase, dated July 18, 2001;
            (a)(2)    Transmittal letter, dated July 18, 2001
            (a)(3)    Agreement of Sale
            (a)(4)    Summary Advertisement
            (b)       Not applicable
            (c)       Not applicable
            (d)       Not applicable
            (e)       Not applicable
            (f)       Not applicable
            (g)       Not applicable
            (h)       Not applicable

                                    SIGNATURE


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2001        Equity Resource Lexington Fund Limited Partnership,
                             a Massachusetts limited partnership

                             By:  /s/ Eggert Dagbjartsson
                                -----------------------------------------------
                                     Eggert Dagbjartsson
                                     General Partner

                             Equity Resources Group, Inc.
                             A Massachusetts Corporation

                             By:  /s/ Eggert Dagbjartsson
                                -----------------------------------------------
                                     Eggert Dagbjartsson
                                     Executive Vice President

                             Eggert Dagbjartsson

                             By:  /s/ Eggert Dagbjartsson
                                -----------------------------------------------
                                     Eggert Dagbjartsson

                                  EXHIBIT INDEX


-------------------------------- -------------------------------------------------- ---------------------------
                                                                                            SEQUENTIAL
EXHIBIT NO.                                         DESCRIPTION                            PAGE NUMBER
-------------------------------- -------------------------------------------------- ---------------------------

(a)(1) -                         Offer to Purchase, dated July 18, 2001.                       4-28
-------------------------------- -------------------------------------------------- ---------------------------

(a)(2) -                         Transmittal letter, dated July 18, 2001                        29
-------------------------------- -------------------------------------------------- ---------------------------

(a)(3) -                         Agreement of Sale                                            30-33
-------------------------------- -------------------------------------------------- ---------------------------

(a)(4)                           Summary Advertisement                                          34
-------------------------------- -------------------------------------------------- ---------------------------

(b) -                            Not applicable.
-------------------------------- -------------------------------------------------- ---------------------------

(c) -                            Not applicable.
-------------------------------- -------------------------------------------------- ---------------------------

(d) -                            Not applicable.
-------------------------------- -------------------------------------------------- ---------------------------

(e) -                            Not applicable.
-------------------------------- -------------------------------------------------- ---------------------------

(f) -                            Not applicable.
-------------------------------- -------------------------------------------------- ---------------------------

(g)                              Not applicable
-------------------------------- -------------------------------------------------- ---------------------------

(h)                              Not applicable.
-------------------------------- -------------------------------------------------- ---------------------------